Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 12 DATED OCTOBER 8, 2020

TO THE PROSPECTUS DATED APRIL 16, 2020

We are providing this Supplement No. 12 to you in order to supplement our prospectus dated April 16, 2020 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

Prospectus Summary

The following disclosure supersedes and replaces the disclosure under the section “Prospectus Summary” contained in the sub-section “Q: Are we conducting a separate private offering?” which appears on page 10 of the Prospectus.

Q: Are we conducting a separate private offering?

A:

In January 2020, we commenced the Class S Private Offering. We are offering up to $50 million in shares of our Class S shares in the Class S Private Offering which is being made pursuant to the applicable exemption from registration under Section 4(a)(2) of the Securities Act and Rule 506(c) under Regulation D promulgated under the Securities Act only to persons that are “accredited investors,” as that term is defined under the Securities Act and Regulation D promulgated thereunder. CNL Securities Corp., the Placement Agent, is serving as the placement agent for the Class S Private Offering and is also serving as placement agent for this offering. We will pay the Placement Agent a selling commission of up to 2.0% and a placement agent fee of up to 1.5% of the sale price for each Class S share sold in the Class S Private Offering, except as a reduction or sales load waiver that may apply. There are no ongoing distribution and shareholder servicing fees paid by the Company with respect to our Class S shares.

Our Class S Private Offering is anticipated to close to new investors no later than November 30, 2020, however, we reserve the right to extend the outside date of the Class S Private Offering in our sole discretion until December 31, 2020. On October 7, 2020, our Board extended the Class S Private Offering by one additional month through November 30, 2020. Subject to requirements under the Securities Act and the applicable state securities laws of any jurisdiction, we intend to conduct the Class S Private Offering until the earlier of: (i) the date we have sold the maximum offering amount of the Class S Private Offering or (ii) until November 30, 2020. Our next monthly closing for subscriptions of Class S shares is on October 31, 2020, and, if necessary, we will hold a monthly closing for subscriptions of Class S shares on November 30, 2020. In connection with our final monthly closing of the Class S Private Offering, if we receive Class S subscriptions in good order above our $50 million dollar offering amount, we may determine to accept such additional Class S subscriptions in our sole discretion.

Through October 1, 2020, we had issued approximately 1,001,385 Class S shares and we had received aggregate gross offering proceeds of $28,995,533 in the Class S Private Offering. We intend to use the net offering proceeds from the Class S Private Offering to make investments in accordance with our business strategy and policies and for other general corporate purposes. We may change the terms of, or suspend, or terminate the Class S Private Offering at any time in our sole discretion. We are not offering shares of our Class S shares in this offering.